EXHIBIT (g)(1)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

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CHARLES MILLER,                                 :
                                                :
                     Plaintiff,                 :
                                                :
           - against -                          :
                                                :
DANIEL INDUSTRIES, INC., EMERSUB                :
LXXIV, INC., RONALD C. LASSITER,                : Civil Action No. 17175
THOMAS J. KEEFE, MICHAEL M.                     :
CARROLL, W.A. GRIFFIN, BRIAN E.                 :
O'NEILL, RALPH F. COX, LEO E. LINBECK,          :
JR., NATHAN M. AVERY and GIBSON                 :
GAYLE, JR.,                                     :
                                                :
                     Defendants.                :
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                             CLASS ACTION COMPLAINT
                             ----------------------

     Plaintiff, by his attorneys, for his amended class action complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge as follows:

     1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on his behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Daniel Industries, Inc. ("Daniel" or the "Company").

     2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

     3. Defendant Daniel is a corporation duly organized and existing under the laws of the State of Delaware with principal executive offices at 9753 Pine Lake Drive, Houston, Texas. The Company provides products and services (including valves) used principally by producers, refiners and transporters of oil and natural gas. The Company has over 21 million shares of common stock issued and outstanding on a fully diluted basis, held by 2,450 shareholders of record, which shares trade on the New York Stock Exchange.

     4. Defendant Emersub LXXIV, Inc. ("Emersub") is a Delaware corporation with offices at 8000 W. Florissant Ave., St. Louis, MO and is a wholly owned subsidiary of Emerson Electric Co. ("EEC"), a Missouri corporation with offices at 8000 W. Florissant Ave., St. Louis, MO. EEC and Emersub are collectively referred to herein as "Emerson."

     5. Defendant Ronald C. Lassiter ("Lassiter") is and was at all relevant times Daniel's Chief Executive Officer and Chairman.

     6. Defendant W.A. Griffin ("Griffin") is and was at all relevant times a director of the Company and Chairman Emeritus.

     7. Defendants Thomas J. Keefe ("Keefe"), Michael M. Carroll ("Carroll"), Brian E. O'Neill ("O'Neill"), Ralph F. Cox ("Cox"), Leo E. Linbeck, Jr. ("Linbeck"), Nathan M. Avery ("Avery") and Gibson Gayle, Jr. ("Gayle") are and were at all relevant times directors of the Company.

     8. The Individual Defendants named in paragraphs 5 through 7 constitute the Board of Directors of Daniel (the "Board") and are in a fiduciary relationship with plaintiff and the other public stockholders of Daniel and owe them the highest obligations of good faith and fair dealing.

                             CLASS ACTION ALLEGATIONS
                             ------------------------

     9. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     10. This action is properly maintainable as a class action.

     11. The class is so numerous that joinder of all members is impracticable. As of May 18, 1999, there were in excess of 21 million shares of Daniel common stock outstanding, owned by thousands of shareholders located throughout the country.

     12. There are questions of law and fact which are common to the class including, inter alia the following: (a) whether defendants have breached their fiduciary and other common law duties owned by them to plaintiff and the members of the class; and (b) whether defendants have failed to disclose material information to Daniel's common stockholders; (c) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     13. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

     14. Defendants have acted in a manner which similarly affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

     15. The prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

     16. On or about May 12, 1999, Daniel announced in a press release that it had entered into a definitive agreement with EEC pursuant to which EEC will acquire each share of Daniel common stock at a price of $21.25 cash per share (the "transaction"). The total value of the transaction is approximately $457 million.

     17. Pursuant to the terms of the transaction, Emersub commenced a cash tender offer for Daniel common stock at $21.25 on or about May 18, 1999 ("tender"). The tender is to be followed by a cash out merger at $21.25 per share ("Merger").

     18. As described below, the transaction is fraught with procedural unfairness. Moreover, defendants have failed to disclose material information to Daniel's public stockholders.


                       The Background of the Transaction
                       ---------------------------------

     19. On or about May 18, 1999, Emerson filed with the Securities and Exchange Commission ("SEC") a Schedule 14D-1 ("14D-1"). The 14D-1 contains Emerson's Offer to Purchase all outstanding common shares of Daniel at $21.25 per share ("Offer"). Thereafter on May 20, 1999, Daniel filed its Schedule 14D-9 ("14D-9"). The 14D-1 and 14D-9 outline in the barest of the terms the transaction; in fact, the 14D-9 incorporates by reference the section entitled "Background of the Offer; Past Contracts, Transactions or Negotiations with the Company" contained in the 14D-1.

     20. In the Offer, 14D-1 and 14D-9 (collectively, "offer documents"), defendants note the background and negotiations of the transaction. According to the offer documents, on March 16, 1999, Daniel received an unsolicited offer to acquire the Company for $15 per share in cash and stock. Following receipt of this unsolicited offer, Daniel retained the services of a financial advisor, Simmons & Company International ("Simmons") to assist Daniel in initiating a strategic review to evaluate its options.

     21. Subsequently, on March 23 or March 24, a representative of Simmons contacted EEC to ascertain whether EEC had any interest in exploring a possible transaction with Daniel.


     22. On April 1, 1999, EEC and Daniel entered into a confidentiality agreement and conducted due diligence. Thereafter, on April 26 and 27, 1999 EEC attended a presentation by Daniel management, toured the Company's facilities and conducted due diligence with "other potential bidders for the Company's business."

     23. According to the 14D-1, which is incorporated by reference in the 14D-9, EEC was then provided with two versions of Daniel's proposed merger agreement (one for a cash acquisition, the other for a stock acquisition).

     24. On May 7, 1999, representatives of EEC met with "key managers" of the Company. Later that day, C.F. Knight, Chairman and Chief Executive Officer of EEC, discussed the transactions with defendant Lassiter and tentatively agreed upon an acquisition price.

     25. Between May 7 and May 12, 1999, representatives of EEC and Daniel negotiated the terms of a definitive agreements.

     26. On May 12, the transaction was approved. The Board of Directors also approved the merger agreement, which provides for a $15 million termination fee, and a 19.9% lock up option.

     27. On May 18, 1999, by virtue of the 14D-1, the tender commenced, and is currently scheduled to expire on Tuesday, June 15, 1999.


            Defendants Have Failed To Disclose Material Information
            -------------------------------------------------------

     28. The Offer, the 14D-1 and 14D-9 fail to disclose information material and necessary for a reasonable Daniel stockholder to make a fully informed decision on whether or not to tender shares in the Offer, including:

               a. The 14D-9 provides Daniel shareholders no information to enable them to understand why the Board decided to sell the Company.

               b. The 14D-9 does not provide Daniel shareholders with any information concerning the range of values for the Company the Board considered. In particular, the Offer documents do not even discuss the types of analysis prepared by Simmons, such as comparable companies analysis, discounted cash flow analysis and the like, which are customarily prepared in these types of transactions nor the derived ranges of value.

               c. The Offer states on page 10 that Daniel management provided representatives of EEC with certain projections of future operating performance of Daniel through the year 2003. The projections are summarized, and list revenue, net income, cash flow, earnings per share and cash flow per share. A footnote to the projections for 1999 indicate that first quarter 1999 results were lower than anticipated due to "a decline in business activity associated with lower energy prices." However, oil and gas prices since April, 1999 have significantly recovered and are at recent all time highs. Thus, it is unclear what assumptions were made in connection with the projections, and whether the underlying assumptions are reasonable.

               d. The Simmons fairness opinion dated May 12, 1999, which is annexed as an exhibit to the 14D-9, states that the Company's investment advisor relied, in part, upon the information supplied by Daniel and its management as to "certain internal business and financial information relating to the Company, including certain financial forecasts prepared by management of the Company . . . ." It is unclear whether this encompasses additional internal projections. Nonetheless, the Board, in determining to recommend the transaction to Daniel shareholders, reached its conclusion in part on the presentation of Simmons, which "involved a discussion of various analyses, alternative transactions and the written opinion of Simmons that the Offer and the Merger is fair to the stockholders from a financial point of view." Yet, the Offer documents do not discuss any analyses or alternative transactions. In fact, the analysis prepared by Simmons and presumably presented to the Board of Directors, which is customarily an exhibit to SEC filings in this type of transaction, is not available and has not been made an exhibit to any of the offer documents. Thus, Daniel stockholders have been completely deprived of any information, known to the defendants, about the anticipated future prospects of the Company or the potential of alternative transactions which the Board considered.

              e. The 14D-9 does not provide Daniel shareholders with information to evaluate whether or not the Emerson transaction is the best transaction available. Daniel shareholders are not told why the Board decided to pursue the Emerson bid as opposed to others. The identity of the other bidders whose interest is briefly noted in the Offer documents, and the amount or nature of any competing bid, have not been disclosed.

     29. The foregoing information is necessary and material to a Daniel stockholder's decision to accept or reject the Offer. Thus, defendants should supplement the Offer promptly to cure these material deficiencies.

     30. This transaction represents a change in control and imposes heightened fiduciary duties on the Individual Defendants to maximize shareholder value, and to disclose to Daniel shareholders all information material to an informed decision.

     31. Defendants have violated their fiduciary duties by failing to provide in the Offer documents the material information described in paragraph 28 above.

     32. Plaintiff and other members of the Class have been and will be irreparably damaged in that they must make a significant investment decision without material information known and readily available to the Individual Defendants.

     33. EEC and Emersub are named as defendants in order to effect complete relief.

     34. Plaintiff has no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A. declaring this to be a proper class action and appointing plaintiff Class representative;

     B. enjoining, preliminarily and permanently, the proposed transaction under the terms presently proposed, and requiring the Individual Defendants to make full and fair disclosure of all material facts to the Class before the completion of any such acquisition;

     C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

     D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

     E. ordering defendants to supplement the Offer to include all material information not currently disclosed;

     F. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

     G. granting such other and further relief as the Court deems appropriate.

                                      ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.


                                      By: /s/ Norman M. Monhait
                                          -------------------------------------
                                          Norman M. Monhait
                                          Suite 1401, Mellon Bank Center
                                          P.O. Box 1070
                                          Wilmington, DE 19899-1070
                                          (302) 656-4433

                                          Attorneys for Plaintiff

OF COUNSEL:

GOODKIND LABATON RUDOFF
    & SUCHAROW LLP
100 Park Avenue
New York, NY 10017
(212) 907-0700

May 21, 1999